UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2024

Fundrise Growth eREIT II, LLC

(Exact name of issuer as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Full Mailing Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information beginning on page 57 in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2024. The consolidated financial statements included in this filing as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Growth eREIT II, LLC is a Delaware limited liability company formed on November 19, 2015. Effective September 1, 2022, the Company merged (the “Merger”) with Fundrise Growth eREIT VI, LLC (the “Target eREIT”), with the Company as the surviving entity. Following the Merger, we continue to originate, invest in and manage a diversified portfolio of commercial real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Growth eREIT II”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Growth eREIT II, LLC unless the context indicates otherwise. For more information about the Merger, please see the relevant offering circular filed on September 1, 2022, here.

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2018, and intends to continue to operate as such.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our Offering Circular, which may be accessed here (beginning on page 26), as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A (which we refer to as the “Offering”). The Offering is being conducted as a continuous offering, pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. Most recently, the Company filed an offering statement on January 4, 2023 qualifying approximately $24.5 million of additional common shares for sale pursuant to Regulation A. As of June 30, 2024 and December 31, 2023, we had raised total gross offering proceeds of approximately $151.8 million and $151.4 million, respectively, from settled subscriptions (including the approximately $100,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $2.7 million and $2.7 million, respectively, received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 13,442,000 and 13,406,000, respectively, of our common shares. Assuming the settlement for all subscriptions received, approximately $22.8 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering as of June 30, 2024.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless the Offering is terminated by our Manager at an earlier time. The per share purchase price for our common shares is adjusted by our Manager at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has currently determined to adjust the per share purchase price quarterly (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter period (“NAV per share”).

Below is the NAV per share since December 31, 2022, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV per Share	Link
December 31, 2022	$14.84	Form 1-U
March 31, 2023	$14.74	Form 1-U
June 30, 2023	$13.99	Form 1-U
September 30, 2023	$14.03	Form 1-U
December 30, 2023	$13.47	Form 1-U
March 29, 2024	$13.51	Form 1-U
June 29, 2024	$13.51	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective July 1, 2024, we revised our Redemption Plan to increase the maximum amount of shares that may be redeemed in a quarter to be 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Previously, we revised our redemption plan effective November 17, 2023 to reflect that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; and (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2024 and December 31, 2023, approximately 4,357,000 and 3,593,000 common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flows through rental operations of our rental real estate properties and distributions from investments in equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2024 and 2023, we had total net losses of approximately $4.2 million and $652,000, respectively.

Revenue

Rental Revenue

For the six months ended June 30, 2024 and 2023, we earned rental revenue of approximately $490,000 and $698,000, respectively, from the operations of rental real estate properties. The decrease in rental revenue is primarily attributed to the sale of one rental real estate property in April 2024. This property recognized six months of rental revenue in the prior comparative period.

Expenses

Investment Management Fees – Related Party

For the six months ended June 30, 2024 and 2023, we incurred investment management fees of approximately $576,000 and $692,000, respectively. The decrease in investment management fees is directly related to the decrease in the quarterly NAV, as the investment management fee is calculated as a percentage of NAV each quarter. The overall decrease in NAV is attributable to the decline in the fair value of our existing real estate investments period over period and the sale of one rental real estate property in April 2024.

Property Operating and Maintenance Expenses

For the six months ended June 30, 2024 and 2023, we incurred property operating and maintenance expenses of approximately $423,000 and $608,000, respectively. The decrease in property operating and maintenance expense is primarily attributed to the sale of one rental real estate property in April 2024. This property incurred six months of property operating and maintenance expense in the prior comparative period.

Depreciation and Amortization

For the six months ended June 30, 2024 and 2023, we incurred depreciation and amortization expense of approximately $377,000 and $574,000, respectively. The decrease in depreciation and amortization expense is primarily attributed to the sale of one rental real estate property in April 2024. This property incurred six months of depreciation expense in the prior comparative period.

General and Administrative Expenses

For the six months ended June 30, 2024 and 2023, we incurred general and administrative expenses of approximately $293,000 and $244,000, respectively, which includes auditing and professional fees, software subscription costs, and other expenses associated with operating our business. The increase in general and administrative costs is primarily attributable to increased software and professional services expenses.

Other Income (Expense)

Equity in Earnings (Losses)

For the six months ended June 30, 2024 and 2023, we had equity in earnings (losses) of approximately $(583,000) and $817,000 from our equity method investees, respectively. The decrease in equity in earnings is primarily attributable to decreased property-level operating performance across our equity method investments.

Dividend Income

For the six months ended June 30, 2024 and 2023, we earned dividend income of approximately $35,000 and $68,000, respectively. The decrease in dividend income is primarily attributable to decreased money market dividends earned in connection with the Company’s cash sweep account. The decrease in money market dividends is due to an overall lower average cash balance during the six months ended June 30, 2024 compared to the prior comparative period.

Loss on Sale of Real Estate

For the six months ended June 30, 2024 and 2023, we recognized a loss on sale of real estate of approximately $1.8 million and $0, respectively. The increase in loss on sale of real estate is due to the loss recognized on the sale of one rental real estate property in April 2024. There were no real estate sales in the prior comparative period.

Impairment Loss on Real Estate

For the six months ended June 30, 2024 and 2023, we recognized an impairment loss on real estate of approximately $532,000 and $0, respectively. The impairment loss was recognized in 2024 for one unimproved land parcel based on the excess of the carrying amount over its estimated fair value.

Loss on Real Estate Held for Sale

For the six months ended June 30, 2024 and 2023, we recognized a loss on real estate held for sale of approximately $35,000 and $0, respectively. The loss on real estate held for sale in 2024 was attributed to one rental real estate property that was reclassified from investments in rental real estate properties to investments in real estate held for sale in the current period where the carrying amount exceeded the property’s fair value less estimated costs to sell.

Interest Expense – Related Party

For the six months ended June 30, 2024 and 2023, we incurred interest expense of approximately $123,000 and $165,000, respectively. The decrease in interest expense is due to an overall lower average principal balance outstanding on National Lending, LLC (“National Lending”) promissory notes during the six months ended June 30, 2024 compared to the prior comparative period.

Our Investments

The following tables summarize the investments held during the period from January 1, 2023 through June 30, 2024. See “Recent Developments” for a description of any investments we have made since June 30, 2024. Note that the use of the term “controlled subsidiary” is not intended to conform with the U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly-Owned Properties)	Location	Type of Property	Date of Acquisition	Purchase Price	Overview (Form 1-U)
RSE W39 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	06/05/2019	$3,120,000	Initial	N/A
RSE R45 Controlled Subsidiary	Brentwood, MD	Commercial	06/27/2019	$5,118,000	Initial	N/A
RSE P34 Controlled Subsidiary(1)	Los Angeles, CA	Multifamily	08/02/2019	$1,032,000	Initial	Update
RSE W411 Controlled Subsidiary	Los Angeles, CA	Commercial	08/07/2019	$3,800,000	Initial	N/A
RSE W59 Controlled Subsidiary(2)	Los Angeles, CA	Mixed-Use	02/07/2020	$16,700,000	Initial	N/A
RSE L37 Controlled Subsidiary(2)(3)	Nashville, TN	Multifamily	09/24/2020	$14,200,000	Initial	Update
RSE Z20 Controlled Subsidiary(2)	Nashville, TN	Land	09/24/2020	$5,200,000	Initial	N/A

(1)	On October 2, 2023, RSE P34 Controlled Subsidiary was fully disposed.

(2)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. The date of acquisition and purchase price herein represent the date and relative fair value of the acquired asset as of the Merger, respectively.

(3)	On April 16, 2024, RSE L37 Controlled Subsidiary was fully disposed.

Real Property Controlled Subsidiaries (Joint Venture Equity Investments)	Location	Type of Property	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
RSE Runaway Lakes Controlled Subsidiary	Palm Beach, FL	Multifamily	06/25/2019	$17,514,000	Initial	Update
RSE Hamilton Controlled Subsidiary	Hendersonville, TN	Multifamily	06/28/2019	$7,203,300	Initial	Update
RSE Palmer Controlled Subsidiary	Woodstock, GA	Multifamily	11/17/2020	$23,415,000	Initial	N/A
RSE Parkland Controlled Subsidiary(2)	Orange Park, FL	Multifamily	09/01/2022	$20,060,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. The date of acquisition and purchase price herein represent the date and relative fair value of the acquired asset as of the Merger, respectively.

As of June 30, 2024, the Company’s investments accounted for under the equity method of accounting also included initial and subsequent contributions to National Lending in exchange for ownership interests. See Note 8, Related Party Arrangements, for further information regarding National Lending.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from our Offering, cash flow from operations, net proceeds from asset sales, cash flows from equity method investees, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of June 30, 2024, we had deployed approximately $120.5 million for ten investments and had approximately $5.4 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of 5% of its assets under management to National Lending. As of June 30, 2024, we anticipate that cash on hand, cash flow from our rental real estate properties and equity method investments, and proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations for at least the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. As of September 12, 2024 and June 30, 2024, we had approximately $4.0 million and $3.8 million, respectively outstanding of unsecured Company level debt, including principal and accrued interest. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed, it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. Over the past six months, we experienced the benefits that being invested in the right locations and the right asset types can have on performance despite the ongoing headwinds created by sustained higher borrowing costs. The magnitude of these returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. However, we believe this is just the beginning of a recovery that we expect to continue to gain momentum through the rest of the year. Further, as a result of the sustained strong operating performance of our properties, we have been able to put our capital reserves to work as an active buyer through this period where prices have been arguably more attractive than at any other point in the last decade.

Looking ahead, we plan to continue to actively deploy into both new equity and credit investments, capitalizing on persistently elevated rates to deliver much higher than average fixed income returns, as well as acquire new assets at what we believe are at temporarily depressed prices. With interest rates stabilizing, we expect improvement in property fundamentals will continue to result in further positive gains over the next several quarters. Furthermore, we expect that as interest rates fall over the next several years, the assets acquired during this period of depressed pricing will be one of the largest drivers of outsized returns in the future.

Off-Balance Sheet Arrangements

As of June 30, 2024 and December 31, 2023, we had no off-balance sheet arrangements.

Recent Developments

Status of our Offering

During the period from July 1, 2024 through September 12, 2024, the Company issued approximately 13,000 common shares for gross offering proceeds of approximately $174,000, which included any private placements to third parties.

National Lending

On July 30, 2024, the Company made a draw down of $200,000 on a National Lending promissory note. The note bears a 6.50% interest rate and matures on June 28, 2025. As of September 12, 2024 the principal outstanding on the promissory note is $4.0 million.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT II, LLC

Fundrise Growth eREIT II, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	As of June 30, 2024 (unaudited)	As of December 31, 2023 (*)
ASSETS
Cash and cash equivalents	$5,426	$3,300
Restricted cash	150	-
Other assets, net	124	400
Intangible lease assets, net	-	156
Investments in equity method investees	44,225	44,944
Investments in real estate held for sale	20,808	4,655
Investments in rental real estate properties, net	7,652	41,791
Investments in real estate held for improvement	3,997	-
Total Assets	$82,382	$95,246

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$148	$379
Due to related party	286	321
Settling subscriptions	1	9
Redemptions payable	4,698	6,631
Distributions payable	96	426
Rental security deposits and other liabilities	10	70
Notes payable - related party	3,802	-
Total Liabilities	9,041	7,836

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 13,441,858 and 13,405,815 shares issued and 9,084,877 and 9,813,278 shares outstanding as of June 30, 2024 and December 31, 2023, respectively	96,226	105,986
Accumulated deficit and cumulative distributions	(22,885)	(18,576)
Total Members’ Equity	73,341	87,410
Total Liabilities and Members’ Equity	$82,382	$95,246

* Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT II, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2024 (unaudited)	For the Six Months Ended June 30, 2023 (unaudited)
Revenue
Rental revenue	$490	$698
Other revenue	42	48
Total revenue	532	746

Expenses
Investment management fees - related party	576	692
Property operating and maintenance	423	608
Depreciation and amortization	377	574
General and administrative expenses	293	244
Total expenses	1,669	2,118

Other income (expenses)
Equity in earnings (losses)	(583)	817
Dividend income	35	68
Loss on sale of real estate	(1,798)	-
Impairment loss on real estate	(532)	-
Loss on real estate held for sale	(35)	-
Interest expense - related party	(123)	(165)
Total other income (expenses)	(3,036)	720

Net loss	$(4,173)	$(652)

Net loss per basic and diluted common share	$(0.43)	$(0.06)
Weighted average number of common shares outstanding, basic and diluted	9,622,463	11,025,640

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise Growth eREIT II, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated Deficit and Cumulative	Total Members'
	Shares	Amount	Distributions	Equity
December 31, 2023(*)	9,813,278	$105,986	$(18,576)	$87,410
Proceeds from issuance of common shares	36,042	486	-	486
Offering costs	-	(15)	-	(15)
Distributions declared on common shares	-	-	(136)	(136)
Redemptions of common shares	(764,443)	(10,231)	-	(10,231)
Net loss	-	-	(4,173)	(4,173)
June 30, 2024 (unaudited)	9,084,877	$96,226	$(22,885)	$73,341

	Common Shares		Accumulated Deficit and Cumulative	Total Members'
	Shares	Amount	Distributions	Equity
December 31, 2022(*)	11,137,235	$124,818	$(11,798)	$113,020
Proceeds from issuance of common shares	59,756	884	-	884
Offering costs	-	(38)	-	(38)
Distributions declared on common shares	-	-	(860)	(860)
Redemptions of common shares	(572,318)	(8,366)	-	(8,366)
Net loss	-	-	(652)	(652)
June 30, 2023 (unaudited)	10,624,673	$117,298	$(13,310)	$103,988

* Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT II, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2024 (unaudited)	For the Six Months Ended June 30, 2023 (unaudited)
OPERATING ACTIVITIES:
Net loss	$(4,173)	$(652)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	377	574
Amortization of above- and below-market leases	16	16
Bad debt expense	34	10
Equity in losses (earnings)	583	(817)
Return on investment from equity method investees	59	56
Loss on sale of rental real estate properties	1,798	-
Impairment loss on real estate	532	-
Loss on real estate held for sale	35	-
Changes in assets and liabilities:
Net (increase) decrease in other assets, net	236	101
Net increase (decrease) in accounts payable and accrued expenses	(155)	(132)
Net increase (decrease) in due to related party	(33)	(131)
Net increase (decrease) in rental security deposits and other liabilities	(60)	(112)
Net cash provided by (used in) operating activities	(751)	(1,087)
INVESTING ACTIVITIES:
Investment in equity method investees	(727)	(1,981)
Return of investment from equity method investees	804	16,260
Proceeds received from sale of rental real estate properties	11,439	-
Investment in rental real estate properties	(108)	1,034
Improvements in real estate held for improvement	-	(1,297)
Release of deposits	-	8,407
Net cash provided by (used in) investing activities	11,408	22,423
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	477	858
Proceeds from note payable - related party	13,600	6,000
Repayment of note payable - related party	(9,800)	(15,500)
Redemptions paid	(12,164)	(7,318)
Proceeds from settling subscriptions	-	20
Distributions paid	(465)	(657)
Offering costs paid	(29)	(65)
Net cash provided by (used in) financing activities	(8,381)	(16,662)

Net increase (decrease) in cash and cash equivalents and restricted cash	2,276	4,674
Cash and cash equivalents and restricted cash, beginning of period	3,300	4,288
Cash and cash equivalents and restricted cash, end of period	$5,576	$8,962

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Investments in real estate held for sale reclassed to rental real estate properties	$4,655	$-
Investments in rental real estate properties reclassed to real estate held for sale	$20,702	$-
Investments in rental real estate properties reclassed to held for improvement	$3,997	$4,051
Improvements in real estate held for improvement included in accounts payable and accrued expenses	$55	$-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - related party note	$121	$294

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT II, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Growth eREIT II, LLC was formed on November 19, 2015, as a Delaware limited liability company and substantially commenced operations on September 5, 2018. Effective September 1, 2022, Fundrise Growth eREIT VI, LLC (the “Target eREIT”), merged with and into Fundrise Growth eREIT II, LLC, with Fundrise Growth eREIT II, LLC as the surviving entity (the “Merger”). As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Growth eREIT II, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate properties for rent, development, or redevelopment. We may also invest in real estate loans, real estate-related debt securities and other real estate-related assets. Investments in rental real estate properties may consist of unimproved land, homes, townhomes and condominiums, office and commercial space, and other real estate investments. Each rental real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the SEC. Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2018. We hold substantially all of our assets directly, and as of June 30, 2024, have not established an operating partnership or any taxable REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. As of June 30, 2024 and December 31, 2023, certain wholly-owned subsidiaries were treated as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies for further information on the QRSs.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified approximately $24.5 million of common shares on January 4, 2023, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of June 30, 2024 and December 31, 2023, after redemptions, the Company has net common shares outstanding of approximately 9,085,000 and 9,813,000, respectively, including common shares held by related parties. As of both June 30, 2024 and December 31, 2023, Rise Companies Corp. (the “Sponsor”), the owner of the Manger owned 916 common shares. As of June 30, 2024 and December 31, 2023, Fundrise, L.P. owned 10,332 common shares. As of June 30, 2024 and December 31, 2023, third parties had purchased approximately 223,000 common shares in private placements for an aggregate purchase price of approximately $2.7 million. As of June 30, 2024 and December 31, 2023, the total amount of equity issued by the Company on a gross basis was approximately $151.8 million and $151.4 million, respectively, and the total amount of settling subscriptions was approximately $1,000 and $9,000, respectively. These amounts were based on a per share price of $13.51 and $14.03 per share price, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2023 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2023 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to current year presentation. The Company reclassified money market dividends earned in connection with its operating cash sweep accounts from “Other revenue” to “Dividend income”. This reclassification did not have an impact on the Company’s net loss for the periods presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs for the periods presented in these consolidated financial statements.

All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of June 30, 2024 and December 31, 2023.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Loss per Share

Basic loss per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic loss per share is computed by dividing income or loss available to members by the weighted-average common shares outstanding during the period. Diluted net loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2024 and 2023.

Offering Costs

Offering costs represent costs incurred by the Company in the qualification of the Offerings and the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

During the six months ended June 30, 2024 and 2023, the Company directly incurred offering costs of approximately $15,000 and $38,000, respectively. As of June 30, 2024 and December 31, 2023, approximately $0 and $14,000, respectively, remained payable.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and is adjusted for contributions, distributions, basis differences and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these consolidated financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee (presented within “Equity in earnings (losses)” on the consolidated statements of operations), or in instances where the source of proceeds is from financing activities where the Company is liable for the obligations of the investee or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to our investments in equity method investees for the six months ended June 30, 2024 and 2023.

Investments in Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, multifamily properties, or commercial office properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, building, site improvements, acquired in-place leases, above-market leases, and other identified intangible assets), intangible liabilities (including below-market leases), and assumed liabilities, and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any lease intangibles is written off. In-place lease assets have been reflected within “Other assets, net” in our consolidated balance sheets.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing a property for its intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 30 years
Site improvements	5 – 20 years
Furniture and fixtures	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets are reduced to their fair value. During the six months ended June 30, 2024, approximately $532,000 of such impairments were incurred. During the six months ended 2023, no such impairments occurred. For further details, please see Note 4, Investments in Rental Real Estate Properties and Real Estate Held for Improvement.

Investments in Real Estate Held For Sale

From time to time, we may identify properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with U.S. GAAP.

Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition;(ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within “Investments in real estate held for sale” on our consolidated balance sheets. During the six months ended June 30, 2024, we recognized a loss of approximately $35,000 related to one real estate investment that was reclassified to investments in real estate held for sale. During the six months ended June 30, 2023, no such losses were recognized.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2018, and intends to continue to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2024 and 2023. No gross deferred tax assets or liabilities have been recorded as of June 30, 2024 and December 31, 2023.

As of June 30, 2024 and December 31, 2023, we elected to treat certain wholly-owned subsidiaries as QRSs. The QRSs are corporations that are wholly-owned by the Company and are disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

As of June 30, 2024, the tax period for the taxable year ending December 31, 2020 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expense will be recorded within rental revenue in the consolidated financial statements.

As of June 30, 2024, non-cancellable operating leases provide for future contractual rental payments from continuing operations is as follows (amounts in thousands):

Year	Contractual Rental Payments to be Received
Remainder of 2024	$137
2025	280
2026	286
2027	293
2028	299
Thereafter	38
Total	$1,333

For the six months ended June 30, 2024 and 2023, one tenant accounted for greater than 10% of contractual rental revenue.

Other revenue consists of utility reimbursements, damages, termination fees, administrative fees, and late fees, which are recognized on an accrual basis.

Dividend income consists of interest earned on bank accounts and money market dividend income, which is related to dividends earned through our cash sweep bank account and is recognized on an accrual basis.

Gains or losses on the sale of real estate are recognized net of selling costs at the time the property is delivered, and title and possession are transferred to the buyer.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU 2023-07”), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. The amendment is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023
Beginning balance	$44,944	$65,190
Additional investments in equity method investees	727	4,011
Distributions from equity method investees	(863)	(21,940)
Equity in earnings (losses) of equity method investees	(583)	(2,317)
Ending balance	$44,225	$44,944

As of June 30, 2024 and December 31, 2023, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2019, a 90.0% non-controlling member interest in Runaway Lakes Land Partners, LLC, whose activities are carried out through the following wholly-owned assets: two garden-style multifamily properties, Runaway Bay and Twin Lakes, located in the Tampa, FL area.

(2)	Acquired in 2019, a 51.0% non-controlling member interest in The Hamilton JV, LP, whose activities are carried out through the following wholly-owned asset: The Hamilton (formerly Windsor Park Apartments), a multifamily property in Hendersonville, TN.

(3)	Acquired in 2019, investments in equity method investees includes the contributions to National Lending, LLC (“National Lending”), in exchange for ownership interests. As of June 30, 2024 and December 31, 2023, the carrying value of the Company’s equity method investment in National Lending was approximately $9.7 million and $9.4 million, respectively. See Note 8, Related Party Arrangements for further information regarding National Lending.

(4)	Acquired in 2020, an 85.0% non-controlling member interest in MP The Palmer, LLC, whose activities are carried out through the following wholly-owned asset: The Palmer, a multifamily property in Woodstock, GA.

(5)	Acquired in 2022, a 95% non-controlling member interest in FR-PC Parkland JV, LLC in connection with the Merger, whose activities are carried out through the following wholly-owned asset: Parkland at Orange Park, a garden-style multifamily complex in Orange Park, FL.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of June 30, 2024	As of December 31, 2023
Real estate assets, net	$190,052	$194,818
Other assets (1)	122,114	81,553
Total assets	$312,166	$276,371

Mortgage notes payable, net	$203,099	$202,994
Other liabilities (2)	38,189	2620
Equity	70,878	70,757
Total liabilities and equity	$312,166	$276,371
Company's equity investment (3)	$44,225	$44,944

(1)	As of June 30, 2024 and December 31, 2023, approximately $99.7 million and $57.3 million of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending, respectively. See Note 8, Related Party Arrangements for further information regarding National Lending.

(2)	As of June 30, 2024 and December 31, 2023, approximately $32.0 million and $0 of “Other liabilities” represent promissory notes issued from an affiliated eREIT to National Lending, respectively. See Note 8, Related Party Arrangements for further information regarding National Lending

(3)	The Company’s equity investment includes amortization of basis differences recognized as of June 30, 2024 and December 31, 2023.

Condensed income statement information:	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
Total revenue	$17,103	$15,712
Total expenses	16,639	15,099
Net income	$464	$613
Company's equity in earnings (losses) of investee(1)(2)	$(583)	$817

(1)	The Company’s equity in earnings (losses) of investee includes amortization of basis differences recognized for the six months ended June 30, 2024 and 2023.

(2)	The Company's equity in losses of investee is inclusive of an approximate $720,000 gain resulting from distributions in excess of the Company’s equity investment in Runaway Lakes Land Partners, LLC for the six months ended June 30, 2024. No gains were recognized during the six months ended June 30, 2023.

4.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of June 30, 2024 and December 31, 2023, we held two and four rental real estate properties, respectively.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of June 30, 2024	As of December 31, 2023
Land	$6,219	$16,079
Building and building improvements	1,426	26,588
Site improvements	37	268
Furniture, fixtures, and equipment	-	235
Total investment in rental real estate properties	$7,682	$43,170
Less: accumulated depreciation	(30)	(1,379)
Total investment in rental real estate properties, net	$7,652	$41,791

As of June 30, 2024 and December 31, 2023, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $33,000 and $221,000, respectively, which includes cumulative acquisition fees paid to our Sponsor of approximately $30,000 and $117,000, respectively.

For the six months ended June 30, 2024 and 2023, the Company recognized approximately $377,000 and $494,000, respectively, of depreciation expense on rental real estate properties.

During the six months ended June 30, 2024, one property was transferred from real estate held for sale into investments in rental real estate properties as the Company no longer anticipates the sale of the property is probable within one year. The Company recognized an impairment loss of approximately $532,000 during the six months ended June 30, 2024 to write down its carrying value of approximately $4.7 million to its estimated fair value of approximately $4.1 million as of June 30, 2024.

One real estate investment was sold for a gross sales price of approximately $11.9 million during the six months ended June 30, 2024.  Net proceeds from the sale, after prorations and selling costs, totaled approximately $11.4 million and the Company recognized a loss of approximately $1.8 million.

As of June 30, 2024 and December 31, 2023, we had invested in one and zero real estate properties held for improvement, respectively.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of June 30, 2024	As of December 31, 2023
Work in progress	$3,997	$-
Total investment in real estate held for improvement	$3,997	$-

During the six months ended June 30, 2024, one real estate investment was reclassified from investments in rental real estate properties to investments in real estate held for improvement on the consolidated balance sheets for approximately $4.0 million.

As of June 30, 2024 and December 31, 2023, real estate held for improvement included capitalized transaction costs of approximately $41,000 and $0, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $38,000 and $0, respectively.

5.	Investments in Real Estate Held for Sale

As of June 30, 2024 and December 31, 2023, we held two and one investments in real estate held for sale, respectively.

The following table presents the Company’s investments in real estate held for sale (amounts in thousands):

	As of June 30, 2024	As of December 31, 2023
Land	$10,286	$4,099
Building and building improvements	10,147	422
Site improvements	174	134
Furniture, fixtures, and equipment	15	-
Total tangible investment in real estate held for sale	$20,622	$4,655
In-place lease assets, net	46	-
Above market lease intangible asset, net	140	-
Total investment in real estate held for sale	$20,808	$4,655

During the six months ended June 30, 2024, two real estate investments were reclassified from investments in rental real estate properties to investments in real estate held for sale on the consolidated balance sheets for approximately $20.8 million. The reclassification to held for sale resulted in an approximately $35,000 loss related to one of the properties where the carrying amount exceeded the property’s fair value less estimated costs to sell.

As of June 30, 2024 and December 31, 2023, investments in real estate held for sale included capitalized transaction costs of approximately $147,000 and $0, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $49,0000 and $0, respectively.

6.	Distributions

Distributions are calculated based on members of record each day during the distribution periods. During the six months ended June 30, 2024 and the year ended December 31, 2023, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $136,000 and $1.5 million, respectively. Of the distributions declared during the six months ended June 30, 2024 and the year ended December 31, 2023, approximately $40,000 and $1.0 million, respectively, were paid or reinvested. Approximately $96,000 and $426,000 remained payable as of June 30, 2024 and December 31, 2023, respectively.

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of the fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, restricted cash, contractual receivables, other assets, and promissory notes to related parties reported in the consolidated balance sheets approximates fair value because of the short maturity of these instruments.

8.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2024 and 2023, the Manager incurred approximately $3,000 of operational costs on our behalf. As of June 30, 2024 and December 31, 2023, approximately $0 and $3,000 were due and payable, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our net asset value (“NAV”) at the end of each quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

Accordingly, during the six months ended June 30, 2024 and 2023, we incurred investment management fees of approximately $576,000 and $692,000, respectively, and as of June 30, 2024 and December 31, 2023, approximately $282,000 and $317,000, respectively, of investment management fees were payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the direct equity investment project or if there is no outside developer of the direct equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the six months ended June 30, 2024 and 2023, the Company incurred approximately $3,000 and $3,000 of development fees, respectively. As of June 30, 2024 and December 31, 2023, approximately $2,000 and $1,000 were due and payable, respectively.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2024 and December 31, 2023, the Manager has not designated any asset as non-performing and no special servicing fees were incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. For the six months ended June 30, 2024 and 2023, no disposition fees have been incurred. Accordingly, as of June 30, 2024 and December 31, 2023, no disposition fees were payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2024 and 2023, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and held 10,332 shares as of June 30, 2024 and December 31, 2023. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 916 shares as of June 30, 2024 and December 31, 2023.

For the six months ended June 30, 2024 and 2023, the Sponsor incurred approximately $38,000 and $42,000 of operational costs on our behalf, in connection with the Shared Services Agreement. As of June 30, 2024 and December 31, 2023, approximately $2,000 and $0 of operational costs were due and payable, respectively.

For the six months ended June 30, 2024 and 2023, no acquisition fees related to investments in rental real estate properties were incurred or paid to the Sponsor.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of June 30, 2024 and December 31, 2023, the Company has contributed approximately $8.5 million for a 12.6% and 13.3% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing. All transactions between National Lending and the affiliated eREIT are reviewed by the Independent Manager.

The following is a summary of the promissory notes issued by National Lending to the Company as of June 30, 2024 and December 31, 2023 (dollar amounts in thousands):

Note	Maximum Principal Balance	Interest Rate	Maturity Date	Balance at June 30, 2024	Balance at December 31, 2023
2022 - A(1)	$2,000	3.50%	01/03/2023	$-	$-
2022 - B(1)	$1,000	3.75%	06/29/2023	$-	$-
2022 - C(1)(2)	$6,500	6.00%	11/24/2023	$-	$-
2023 – D(1)	$1,000	6.75%	01/03/2024	$-	$-
2023 – E(1)	$4,000	6.00%	03/31/2024	$-	$-
2023 – F(1)	$1,000	6.00%	04/14/2024	$-	$-
2024 – A(3)	$5,000	6.50%	12/31/2024	$-	$-
2024 – B(4)	$5,000	6.50%	03/28/2025	$-	$-
2024 – C(5)	$4,100	6.50%	06/28/2025	$3,800	$-
				$3,800	$-

(1)	During the six months ended June 30, 2023, the Company repaid these promissory notes, including all outstanding principal and accrued interest.

(2)	On November 24, 2022, the Company and National Lending agreed to modify and extend Note 2021 - A’s initial maturity date from November 24, 2022 to November 24, 2023. As a part of the extension, the interest rate was increased from 3.50% to 6.00% per annum.

(3)	Promissory note 2024-A was executed with National Lending for a maximum principal amount of $5.0 million. During the six months ended June 30, 2024, the Company's total draw down on this promissory note was $4.8 million. The Company repaid the $4.8 million outstanding loan balance and all accrued interest as of June 30, 2024.

(4)	During the six months ended June 30, 2024, the Company repaid this $5.0 million promissory note, including all outstanding principal and accrued interest.

(5)	Promissory note 2024-C was executed with National Lending for a maximum drawdown amount of $4.1 million. As of June 30, 2024, the Company's total outstanding principal balance was $3.8 million with $0.3 million of additional drawdown capacity.

For the six months ended June 30, 2024 and 2023, the Company incurred approximately $123,000 and $165,000, respectively, in interest expense on promissory notes with National Lending. As of June 30, 2024 and December 31, 2023, we had outstanding accrued interest of approximately $2,000 and $0, respectively, payable to National Lending.

9.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

10.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

11.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 12, 2024 for potential recognition or disclosure.

Status of our Offering

During the period from July 1, 2024 through September 12, 2024, the Company issued approximately 13,000 common shares for gross offering proceeds of approximately $174,000, which included any private placements to third parties.

National Lending

On July 30, 2024, the Company made a draw down of $200,000 on a National Lending promissory note. The note bears a 6.50% interest rate and matures on June 28, 2025. As of September 12, 2024 the principal outstanding on the promissory note is $4.0 million.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
2.3*	Form of Second Amended and Restated Limited Liability Company Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.4 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
4.1*	Form of Subscription Package (incorporated by reference to Appendix C of the Company’s Offering Circular on Form 1-A POS filed on May 19, 2021)
6.1*	Form of License Agreement between Fundrise Growth eREIT II, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
6.3*	Form of Agreement of Merger and Plan of Reorganization between Fundrise Growth eREIT II, LLC and Fundrise Growth eREIT VI, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on July 8, 2022)

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 12, 2024.

Fundrise Growth eREIT II, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 12, 2024
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 12, 2024
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)